599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

May 13, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Bonnie Baynes, Sharon Blume, Jessica Livingston & J. Nolan McWilliams

Re:	Worldwide Webb Acquisition Company (the “Company”) Draft Registration Statement on Form S-1
Submitted April 2, 2021
CIK No. 0001853044

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 29, 2021 (the “Comment Letter”) with respect to the draft Registration Statement on Form S-1 confidentially submitted by the Company on April 2, 2021 (the “Draft Registration Statement”).

This letter is being submitted together with the Company’s submission of its revised draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects revisions to the Draft Registration Statement to, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Registration Statement.

Draft Registration Statement submitted April 2, 2021 Our Acquisition Process, page 7

1.            Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter, add a risk factor that explains how these incentives create a risk to potential investors.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 65 and 91 of the Registration Statement.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Description of Securities

Redeemable Warrants

Public Shareholders' Warrants

Anti-dilution Adjustments, page 139

2.            Please revise the discussion on page 140 regarding the exclusive forum provisions in your Warrant Agreement to appear under a new specifically-captioned subsection.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 144.

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 848-4000 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Ilir Mujalovic
Ilir Mujalovic

cc:	William B. Nelson
Edward F. Petrosky
George J. Vlahakos

2